Mail Stop 4561



							January 21, 2009


By U.S. Mail and Facsimile (843) 674-3040

Mr. F.R. Saunders, Jr.
President and Chief Executive Officer
First Reliance Bancshares, Inc.
2170 W. Palmetto Street
Florence, South Carolina 29501


Re: 	First Reliance Bancshares, Inc.
Preliminary Proxy Statement on Schedule 14A
      File No. 000-49757
      Filed December 16, 2008


Dear Mr. Saunders:

      We have completed our review of your filing. We have no further comments at this time.


						Sincerely,



						William C. Friar
						Senior Financial Analyst